Mr. Bo Howell

July 11, 2012

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

July 11, 2012

Via EDGAR

Mr. Bo Howell

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Financial Investors Trust (the “Registrant”)

File Nos.  33-72424, 811-8194

Dear Mr. Howell:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 97 (“PEA 97”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”).

PEA 97 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 95 (“PEA 95”) filed on May 10, 2012 on Form N-1A.  PEA 97 (i) reflects changes to PEA 95 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on June 25, 2012, (ii) includes certain other information not previously included in PEA 95, and (iii) includes certain other required exhibits.

PEA 97 includes three separate prospectuses and a combined statement of additional information for the Pathway Advisors Conservative Fund, Pathway Advisors Growth and Income Fund and Pathway Advisors Aggressive Growth Fund (the “Funds”), three series of the Registrant.  There are no disclosures within PEA 97 that would render it ineligible to become effective pursuant to Rule 485(b) of the 1933 Act.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on June 25, 2012 to PEA 95, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Mr. Bo Howell

July 11, 2012

STAFF COMMENTS:  PEA 95:  PROSPECTUSES (PEA 95)

1.

Staff Comment:  Please confirm that dividends and interest on short sales will be included in “Other Expenses” in the fees and expenses table of each of the Funds (pages 3, 11 and 18 of PEA 95).

Registrant’s Response:  The Registrant confirms that, to the extent there are any dividends or interest generated on short sales, these amounts will be included in “Other Expenses” in the fees and expenses table of each of the Funds.

2.

Staff Comment:  Please confirm that the fee waiver and expense reimbursement agreement with respect to the Funds will be filed as an exhibit to the Funds’ registration statement filed pursuant to Rule 485(b) of the 1933 Act.

Registrant’s Response:  The Registrant confirms that the fee waiver and expense reimbursement agreement with respect to the Funds will be filed as an exhibit to the Funds’ registration statement filed pursuant to Rule 485(b) of the 1933 Act.

3.

Staff Comment:  The Staff notes that a principal risk of each of the Funds is investment in “leveraged exchange-traded funds” (pages 8, 15 and 22 of PEA 95).  If this is correct, please revise the disclosure under the sections titled “Principal Investment Strategies of the Fund” for each of the Funds to include investments in leveraged exchange-traded funds.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant confirms that investment in leveraged exchange-traded funds is not a principal strategy of the Funds and has revised the disclosure accordingly.

4.

Staff Comment:  Please revise “high yield bonds” to “high yield (junk) bonds” in the sections titled “Principal Investment Strategies of the Fund” for each of the Funds (pages 4, 12 and 19 of PEA 95) and revise the disclosure under the sections titled “Principal Risks of the Fund” for each of the Funds to include the applicable risks associated with investing in high yield (junk) bonds.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant has revised or removed the disclosure applicable to each Fund in response to the Staff’s comment.

5.

Staff Comment:  Please include disclosure describing the credit and maturity policies of the Funds (pages 4, 12 and 19 of PEA 95).

Registrant’s Response:  As the Funds will be gaining exposure to bond and debt securities almost exclusively through investment in underlying funds, whose credit and maturity policies may vary, and generally will not be purchasing bond or debt securities directly, the Registrant believes that disclosure of the Funds’ credit and maturity policies is not required.

6.

Mr. Bo Howell

July 11, 2012

Staff Comment:  Please confirm the principal investment strategies of each Fund.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant has revised the principal investment strategies of each Fund in response to the Staff’s comment.

7.

Staff Comment:  Please revise the principal investment strategies of the Pathway Advisors Conservative Fund to make them consistent with the Fund’s currently stated investment objective that seeks “total return through a primary emphasis on income with a secondary emphasis on growth of capital.”

Registrant’s Response:  The Registrant has revised the applicable disclosure in response to the Staff’s comment.

8.

Staff Comment:  Please delete the entire second paragraph under the sections titled “Principal Investment Strategies of the Fund” for each of the Funds (pages 4, 12 and 19 of PEA 95), as this disclosure is already included as required under Item 9(b)(1)6 of Form N-1A under the section titled “INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES” (page 26 of PEA 95).

Registrant’s Response:  The Registrant has revised the applicable disclosure in response to the Staff’s comment.

9.

Staff Comment:  Please disclose how “[f]requent trading of securities by a Fund or underlying funds may result in a higher than average level of capital gains, including short-term capital gains… (emphasis added)” under “Portfolio Turnover Risk” for each of the Funds (pages 6, 14 and 21 of PEA 95).

Registrant’s Response:  Based on information provided by the Adviser, the Registrant confirms that portfolio turnover risk is not a principal risk of the Funds and has revised the disclosure accordingly.

10.

Staff Comment:  The Staff notes that PEA 95 lists “Portfolio Turnover” as a non-principal strategy of each Fund (page 28) but lists “Portfolio Turnover Risk” as a principal risk of each Fund under the sections titled “Principal Risks of the Fund” for each of the Funds (pages 6, 14 and 21) and “What are the Principal Risks of Investing in each Fund” (page 30 of PEA 95).  Please confirm whether portfolio turnover is a principal or non-principal strategy of the Funds and revise the disclosure accordingly.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant confirms that portfolio turnover, while not a strategy of the Funds, is potentially a consequence of the underlying funds’ activities, and that as a result, disclosure regarding portfolio turnover in the section titled “What are the Non-Principal Strategies of each Fund?” is appropriate.  In light of this, the Registrant believes that portfolio turnover risk is not a principal risk of the Funds and has revised the disclosure accordingly.

11.

Mr. Bo Howell

July 11, 2012

Staff Comment:  Please move the last sentence of the second paragraph under the section titled “Purchase and Sale of Fund Shares” for each Fund (pages 9, 17 and 24 of PEA 95) to the section titled “BUYING, EXCHANGING AND REDEEMING SHARES” beginning on page 36 of PEA 95.

Registrant’s Response:  The Registrant has revised the applicable disclosure in response to the Staff’s comment.

12.

Staff Comment:  The Staff notes that, although each of the Funds has a different investment objective, the principal investment strategies and risks are the same for each of the Funds, except with respect to the investment allocations.  Please revise the investment strategies and risks with respect to each Fund to show that each of the Funds is a distinct, separate series.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant understands that each Fund pursues its distinct investment objective by seeking to invest according to its distinct target allocations, each of which is reflected in the respective sections titled “Principal Investment Strategies of the Fund”.  To clarify this point, the Registrant has revised the applicable disclosure in response to the Staff’s comment.  The differences between the Funds’ investment objectives and their target allocations will be disclosed on pages 27 to 29 of PEA 97 (Prospectus), under the section titled “What are each Fund’s Principal Investment Strategies?”

13.

Staff Comment:  The Staff notes that, for each of the Funds, the “target allocation and the allocation of the Fund’s underlying funds are based on quantitative and qualitative analysis” (emphasis added) (pages 25 and 26 of PEA 95).  Please disclose more fully the specifics of this analysis with respect to each Fund.

Registrant’s Response:  Upon further review and consideration, the Registrant has removed the following disclosure from PEA 97 entirely:  “The target allocation and the allocation of the Fund’s assets among underlying funds are based on quantitative and qualitative analysis.”

14.

Staff Comment:  Please confirm each Fund’s investment allocations and percentages.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant has confirmed each Fund’s investment allocations to be included in PEA 97.

15.

Staff Comment:  Please add any principal securities identified on page 27 of PEA 95 to the principal investment strategies of each Fund, as applicable.

Registrant’s Response:  The Registrant has revised the applicable disclosure in response to the Staff’s comment.

16.

Staff Comment:  The Staff notes that “U.S. Government Securities” are listed as a non-principal strategy of each Fund (page 28 of PEA 95) but the disclosure does not indicate

Mr. Bo Howell

July 11, 2012

how the Funds will use these in its strategy.  Please revise the disclosure to indicate how the Funds will use U.S. Government securities in its strategy.

Registrant’s Response:  The Registrant has revised the applicable disclosure in response to the Staff’s comment.

17.

Staff Comment:  The Staff notes that “Risks Associated with New Funds” is listed as a non-principal risk of investment in each Fund.  As the Funds are newly formed with no performance history, please either identify this risk as a principal risk or explain in your response why it should remain as a non-principal risk.

Registrant’s Response:  The Registrant has revised the disclosure to add “Risks Associated with New Funds” as a principal risk of the Funds.

18.

Staff Comment:  Please confirm in your response that the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities are not available on the Funds’ website.

Registrant’s Response:  The Registrant confirms that the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities are not available on the Funds’ website.

19.

Staff Comment:  With respect to the section titled “Frequent Purchases and Sales of Fund Shares,” please disclose in more detail what constitutes “market timing” under the Funds’ policies and procedures.

Registrant’s Response:  The Registrant has revised the applicable disclosure in response to the Staff’s comment.

20.

Staff Comment:  With respect to the section titled “How to Obtain Additional Information,” please change the Commission’s Public Reference Section zip code to “20549-1520”.

Registrant’s Response:  The Registrant has revised the applicable disclosure in response to the Staff’s comment.

STAFF COMMENTS:  PEA 95:  STATEMENT OF ADDITIONAL INFORMATION (PEA 95 (SAI))

21.

Staff Comment:  The Staff refers to the disclosure under the section titled “ADDITIONAL INVESTMENT ACTIVITIES AND RISKS APPLICABLE TO ALL FUNDS” beginning on page 3 of PEA 95 (SAI) and requests that the Registrant organize this section to distinguish between principal and non-principal risks.

Registrant’s Response:  The Registrant has revised the applicable disclosure in response to the Staff’s comment.

22.

Mr. Bo Howell

July 11, 2012

Staff Comment:  The Staff notes that the disclosure under “Common Stock” on page 4 of PEA 95 (SAI) appears to indicate that investment in common stock is a principal strategy of the Adviser with respect to the Funds.  If this is correct, please revise the disclosure in the Prospectus accordingly.  If this is not correct, please state as such in your response.

Registrant’s Response:  As the Funds will be gaining exposure to common stock almost exclusively through investment in underlying funds and generally will not be investing in common stock directly, the Registrant confirms that investment in common stock is not a principal strategy of the Funds and has been identified as such in PEA 97 (SAI).

23.

Staff Comment:  The Staff refers to the discussion of credit default swaps on page 16 of PEA 95 (SAI) and requests that the Registrant disclose how the Funds will cover their obligations as the seller of credit default swap contracts.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant confirms that none of the Funds intends to invest directly in credit default swap contracts.  Under normal circumstances, to the extent a Fund gains exposure to credit default swap contracts, such exposure would exclusively be indirectly through an underlying fund and, therefore, disclosure of the how a Fund would cover its obligations as a seller of credit default swap contracts is not required.

24.

Staff Comment:  The Staff refers to the discussion of the proposed fund-of-funds structure on page 38 of PEA 95 (SAI), noting that the Trust and the Adviser intend to apply for an exemptive order from the Commission that would allow the Funds to invest in other investment companies in excess of the limits in Section 12(d)(1) of the 1940 Act.  Please discuss in your response how the Adviser intends to manage the Funds in accordance with their principal investment strategies prior to the Commission’s granting of such an exemptive order.

Registrant’s Response:  The Adviser will implement a monitoring and testing plan to ensure compliance with Section 12(d) of the 1940 Act and the relevant rules thereunder.  Starting with its investment committee, decisions to allocate Fund dollars to underlying positions will be made taking into account Section 12(d) of the 1940 Act.  Additionally, the Adviser’s operations team will typically provide an analysis on whether or not the proposed purchase will create any regulatory issues and expects to monitor position holdings on an on-going basis.

25.

Staff Comment:  The Staff refers to the section titled “INVESTMENT LIMITATIONS,” specifically the first fundamental investment restriction regarding the Funds’ concentration policy on page 48 of PEA 95 (SAI) stating that the Funds may not:

(1)  Purchase securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same

Mr. Bo Howell

July 11, 2012

industry or group of industries (excluding the U.S. Government and its agencies and instrumentalities), provided that registered investment companies shall not be regarded as an industry or group of industries for purposes of this limitation;

Please either (i) provide disclosure that each Fund will look through to the underlying funds in which it invests to determine whether the Fund is in compliance with this fundamental investment restriction or (ii) revise the Funds’ concentration policy as necessary.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant confirms that each Fund will not look through to the underlying funds in which it invests for purposes of this investment restriction.  In addition, each Fund will regard certain investment structures such as registered open-end and closed-end investment companies, exchange-traded funds, exchange-traded notes and unregistered investment companies as an “industry or group of industries” in which each Fund will concentrate.  Accordingly, the investment restriction has been restated as follows:

Each Fund may not:

(1)  Purchase securities which would cause 25% or more of the value of its total assets at the time of purchase to be directly invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding the U.S. Government and its agencies and instrumentalities), except that each Fund shall, consistent with other applicable laws, invest 25% or more of the value of its total assets at the time of purchase in pooled investment structures which may include, but are not limited to, registered open-end and closed-end investment companies, exchange-traded funds, exchange-traded notes and unregistered investment companies.  For purposes of this Restriction (1), such pooled investment structures shall be regarded as an industry or group of industries.

26.

Staff Comment:  On pages 64 and 68 of PEA 95 (SAI), please disclose the number of funds in the Fund Complex.

Registrant’s Response:  The Registrant has revised the applicable disclosure in response to the Staff’s comment.

27.

Staff Comment:  On page 71 of PEA 95 (SAI), please confirm in your response that the compensation program for the portfolio manager consists of a fixed base salary.

Registrant’s Response:  Based on representations provided to the Registrant from the Adviser, the Registrant confirms that the compensation program for the portfolio management consists of a fixed base salary.

* * *

Mr. Bo Howell

July 11, 2012

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg

JoEllen L. Legg

Secretary of Financial Investors Trust

cc:

Peter H. Schwartz, Esq.,

Davis Graham & Stubbs LLP

Matt Russell, President

Hanson McClain Strategic Advisors, Inc.